Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.*

Dated: May 21, 2025

Spark Capital II, L.P.

By: Spark Management Partners II, LLC
Its: General Partner
By: /s/ Alexa Lyons
          Alexa Lyons
Its: Authorized Signatory

Spark Capital Founders' Fund II, L.P.

By: Spark Management Partners II, LLC
Its: General Partner
By: /s/ Alexa Lyons
          Alexa Lyons
Its: Authorized Signatory

Spark Management Partners II, LLC

By: /s/ Alexa Lyons
          Alexa Lyons
Its: Authorized Signatory

Spark Capital Growth Fund II, L.P.

By: Spark Growth Management Partners II, LLC
Its: General Partner
By: /s/ Alexa Lyons
          Alexa Lyons
Its: Authorized Signatory

Spark Capital Growth Founders' Fund II, L.P.

By: Spark Growth Management Partners II, LLC
Its: General Partner
By: /s/ Alexa Lyons
          Alexa Lyons
Its: Authorized Signatory

Spark Growth Management Partners II, LLC

By: /s/ Alexa Lyons
         Alexa Lyons
Its: Authorized Signatory

Spark Capital Growth Fund III, L.P.

By: Spark Growth Management Partners III, LLC
Its: General Partner
By: /s/ Alexa Lyons
         Alexa Lyons
Its: Authorized Signatory

Spark Capital Growth Founders' Fund III, L.P.

By: Spark Growth Management Partners III, LLC
Its: General Partner
By: /s/ Alexa Lyons
         Alexa Lyons
Its: Authorized Signatory

Spark Growth Management Partners III, LLC

By: /s/ Alexa Lyons
         Alexa Lyons
Its: Authorized Signatory

Santo Politi
/s/ Alexa Lyons
Attorney in Fact Santo Politi

*Signed pursuant to a Power of Attorney included as an Exhibit to this Schedule 13D.